UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 29, 2019

MYLAN N.V.

(Exact name of registrant as specified in its charter)

The Netherlands	333-199861	98-1189497
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Building 4, Trident Place, Mosquito Way Hatfield, Hertfordshire		AL10 9UL
(Address of Principal Executive Offices)		(Zip Code)

+44 (0) 1707-853-000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, nominal value €0.01	MYL	The NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On July 29, 2019, Mylan N.V., a public company with limited liability incorporated under the laws of the Netherlands (“Mylan”) issued a press release announcing its plan to combine with Pfizer Inc.’s off-patent branded and generic established medicines business, Upjohn Inc. (the “Proposed Transaction”). A copy of the press release is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

On July 29, 2019, Mylan will hold an investor conference call to discuss the Proposed Transaction. The presentation to be used during such call is attached as Exhibit 99.2 hereto and is incorporated by reference herein. The fact sheet to be used during such call is attached as Exhibit 99.3 hereto and is incorporated by reference herein.

On July 29, 2019, the Board of the Directors of Mylan issued a statement regarding Heather Bresch’s retirement as Chief Executive Officer and resignation from the Board of Directors of Mylan. A copy of such statement is attached as Exhibit 99.4 hereto and is incorporated by reference herein.

On July 29, 2019, Heather Bresch, Chief Executive Officer of Mylan, sent a letter to the employees of Mylan. A copy of such letter is attached as Exhibit 99.5 hereto and is incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

99.1	Press release of Mylan N.V., dated as of July 29, 2019, announcing the agreement to combine with Upjohn Inc.

99.2	Presentation to be used during the investor conference call held on July 29, 2019.

99.3	Fact sheet to be used during the investor conference call held on July 29, 2019.

99.4	Statement of the Board of Directors of Mylan N.V., dated as of July 29, 2019, regarding Heather Bresch’s retirement as CEO and resignation from the Board of Directors of Mylan N.V.

99.5	Letter to Employees from Heather Bresch, Chief Executive Officer of Mylan, dated as of July 29, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MYLAN N.V.

By:	/s/ Kenneth S. Parks
Kenneth S. Parks
Chief Financial Officer

Date: July 29, 2019